For Immediate Release

TransAlta and Canadian Hydro Developers reach agreement on acquisition at $5.25 cash per share

CALGARY, Alberta (October 5, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) and Canadian Hydro Developers, Inc. (TSX: KHD) have entered into a definitive pre-acquisition agreement (the "Agreement") pursuant to which TransAlta's wholly-owned subsidiary will amend its existing offer (the "Amended Offer") to acquire all of the issued and outstanding common shares of Canadian Hydro.  The Amended Offer will provide for $5.25 per share in cash.  The Amended Offer, which has a total value of approximately $1.6 billion, has the unanimous support of the Boards of Directors of both companies.

A notice of variation and extension of the existing offer is expected to be mailed to securityholders of Canadian Hydro by the end of this week with an initial expiry date of October 20, 2009.

TransAlta President and Chief Executive Officer Steve Snyder said, “We are very pleased to have the support of the Canadian Hydro Board of Directors for this transaction. Together, our two companies will have unparalleled operational and development expertise, a robust growth portfolio, a strong balance sheet and will be well positioned as a North American leader in renewable energy.  We believe this transaction delivers certain and fair value to Canadian Hydro shareholders while providing TransAlta shareholders with both near and long-term value.  It also accelerates the expansion of TransAlta’s renewable portfolio and will open the door to new and exciting opportunities for employees of both companies.”

On a combined basis, TransAlta and Canadian Hydro will have net generation capacity of 8,657 MW in operation. The renewables portfolio will include 1,900 MW in operation, or 22 per cent of the combined portfolio. In addition, there are 543 MW under construction and nearly 500 MW in advanced-stage development.

Canadian Hydro Board Chair Dennis Erker said, “Over the past two months, the Canadian Hydro Board and its advisors have conducted a thorough process to review and consider the full range of options for enhancing shareholder value, including alternative proposals. We believe the revised offer from TransAlta provides our shareholders with a premium and liquidity, and we are encouraging our shareholders to accept this offer.”

The Amended Offer is subject to certain conditions, including the acquisition by TransAlta of at least 66 2/3 per cent of the outstanding Canadian Hydro common shares.

The Canadian Hydro Board of Directors has received verbal opinions from its financial advisors, FirstEnergy Capital Corp. and Societé Générale, that the consideration under the Amended Offer is fair, from a financial point of view, to Canadian Hydro’s shareholders. Upon the recommendation of its special committee, the Canadian Hydro Board of Directors has unanimously determined that the Amended Offer is in the best interest of Canadian Hydro and recommends that shareholders accept the Amended Offer.  TransAlta has also entered into lock-up agreements with each of the directors and officers of Canadian Hydro.  Under the lock-up agreements, each locked-up shareholder has agreed to tender all of his or her Canadian Hydro common shares to the Amended Offer.

The Agreement provides that Canadian Hydro's Board of Directors will issue a notice of change to its directors' circular that will contain its favourable recommendation to Canadian Hydro shareholders, together with the fairness opinions provided by FirstEnergy Capital Corp. and Societé Générale. Canadian Hydro expects to issue and mail the notice of change with TransAlta's notice of variation and extension in connection with the Amended Offer. The Agreement contains, among other things, provisions for a $25 million break fee payable by Canadian Hydro to TransAlta in certain circumstances, for non-solicitation of competing offers, and for notification by Canadian Hydro to TransAlta of the receipt of any alternative proposals from third parties and a right on the part of TransAlta to match any such proposal.

The transaction will be funded initially with new committed bank facilities fully underwritten by Royal Bank of Canada, which, along with existing credit facilities and internally generated cash, will provide ample funding to take up and pay for all the outstanding Canadian Hydro shares. This initial funding will be replaced with permanent long-term funding in the debt capital markets, underpinned by raising $350 - $400 million of equity. The transaction will not impact TransAlta’s dividend policy.

Goldman Sachs and RBC Capital Markets are TransAlta’s financial advisors. Burnet, Duckworth & Palmer is TransAlta’s legal advisor.  FirstEnergy Capital Corp. and Societé Générale are Canadian Hydro’s financial advisors. Blake, Cassels & Graydon is Canadian Hydro’s legal advisor.

Canadian Hydro shareholders who have questions about the Amended Offer are encouraged to contact Georgeson Shareholder Communications Canada Inc. at 1-866-783-6752 (North American Toll Free Number) or 1-212-806-6859 (Bank, Brokers and collect calls).

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low to moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. TransAlta's focus is to efficiently operate its diversified fleet of geo-thermal, wind, hydro, natural gas and coal-fired facilities in order to provide its customers with a reliable, low-cost source of power. For nearly 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where it works and lives. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

About Canadian Hydro Developers

"Recognized as one of Jantzi/Maclean's Top 50 Responsible Corporations in Canada"

Canadian Hydro is committed to Building a Sustainable Future(R). The company is the largest and most diversified developer, owner, and operator of 21 renewable energy generation facilities in Canada totaling net 694 MW of capacity in operation, 160 MW in and nearing construction, and 6,060 MW in development. The renewable generation portfolio is diversified across three technologies (water, wind, and biomass) in the provinces of Alberta, British Columbia, Ontario, and Quebec. This portfolio is unique in Canada as all facilities are certified, or slated for certification, under Environment Canada's EcoLogo(M) Program.

Reader Advisory

This joint news release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation.  More particularly, and without limitation, this joint news release contains forward-looking information concerning:  timing of mailing of the notice of variation and extension in connection with the Amended Offer and the notice of change to Canadian Hydro's directors' circular and the combined entities' net generation capacity and renewables portfolio.  This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond TransAlta's and Canadian Hydro's control including, without limitation, uncertainty related to the completion of the Amended Offer to acquire Canadian Hydro and the effects of the transaction in the event it is completed on TransAlta, the impact of legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta and Canadian Hydro operate.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect TransAlta's and Canadian Hydro's results are included in reports on file with the Canadian and United States securities regulatory authorities.  TransAlta's and Canadian Hydro's actual results, performance or achievements may differ materially from those expressed in, or implied by this forward-looking information and, accordingly, no assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that TransAlta and Canadian Hydro will derive therefrom.  Forward-looking information is based on the estimates and opinions of TransAlta's and Canadian Hydro's management at the time the information is released and TransAlta and Canadian Hydro do not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities will be made absent registration under, or an exemption from the registration requirements of, applicable securities laws.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

TransAlta

TransAlta

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: jess_nieukerk@transalta.com

Canadian Hydro Developers, Inc.

Investor Relations:

Media Relations:

Kathy Boutin

Darryl Warren

Chief Financial Officer

Manager, Marketing & Communications

403.298.0256

403.806.8143

KBoutin@canhydro.com

DWarren@canhydro.com